Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Allied Gold Limited
ACN/ARSN	104 855 067

1. Details of substantial holder (1)

Name	Legal & General Investment Management
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	24/05/2011
The previous notice was given to the company on	16/11/2009
The previous notice was dated	16/11/2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	24,212,026	4.59%	63,474,750	5.296%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		Appendix A			
		Appendix B			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		Appendix C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Legal & General Investment Management Plc	One Coleman Street, London EC2R 5AA, United Kingdom

Signature

print name	Paul Toon	capacity	Authorised Signatory
sign here		date	26/05/2011

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

APPENDIX A

FOGS Report

Last updated 25-May-2011 11:26:53

Parent ID

Fund / Book : (AR) UK ABSOLUTE FUND 9461 **Date** : 24-MAY-2011 **Base Currency** : GBP

Inst Class	Ctry	Inst Ccy	Market	Market (ctry)	Uly Ident (SED	Uly Ident (ISIN)	Security	Ident (BB_TCM)	LSF	Posn	Posn Type	Price	FX Rate	Mkt Val (GBP)	Gross NAV
Contract for Difference	Australia	GBP	LSE	United Kingdo	B13XVF4 LN	AU000000ALD4 LN	ALLIED GOLD LTD (UNI- CFD BML-9461 ML CFD ACCOUNT-GBP)	AGLD LN CFD	Long	1,415,000	Trading	0.315	1	-1,768.75	15,569,171.48

LD08FLG5 - V1.0 APPENDIX B

TRANSACTION HISTORY PRINT

Page 1
Time 9:49 AM
Date 25 MAY 11

4586 SWIP MULTI MANAGER UK EQUITY

Valuation currency: UK STERLING

B13XVF4 ALLIED GOLD LTD NPV

From 23 MAY 11 To Latest

Current Holding 21,974,390

Deal values

<----Current Book Costs----		
Base GBP	Valuation GBP	Security GBP
6,813,606.36	6,813,606.36	6,813,606.36

Date	Nominal	Resultant Nominal	Price	Broker	Cost/ Proceeds	Book Cost	Resultant Book Cost	Profit /Loss	Accrued	Ref.
23 MAY 11 PURCHASE	2,080,852	4,713,781	GBP.3125	CSFB	651,892.92	651,892.92	1,443,747.32			3010721
24 MAY 11 PURCHASE	8,015,385	12,729,166	GBP.31	CSFB	2,490,982.27	2,490,982.27	3,934,729.59			3012191
24 MAY 11 PURCHASE	2,270,834	15,000,000	GBP.3125	ORIEL	711,409.72	711,409.72	4,646,139.31			3012145
24 MAY 11 PURCHASE	6,974,390	21,974,390	GBP.31	CSFB	2,167,467.05	2,167,467.05	6,813,606.36			3012207

LD08FLG5 - V1.0

TRANSACTION HISTORY PRINT

Page 2
Time 9:49 AM
Date 25 MAY 11

8093 BT PENSION SCHEME (DEVEL)

Valuation currency: UK STERLING

B13XVF4 ALLIED GOLD LTD NPV

From 23 MAY 11 To Latest

Current Holding 2,274,728

Deal values

<----Current Book Costs----		
Base GBP	Valuation GBP	Security GBP
685,261.73	685,261.73	685,261.73

Date	Nominal	Resultant Nominal	Price	Broker	Cost/ Proceeds	Book Cost	Resultant Book Cost	Profit /Loss	Accrued	Ref.
24 MAY 11 SALE	-4,088,891	2,274,728	GBP.3125	ORIEL	-1,277,138.55	-1,231,778.27	685,261.73	45,360.28		3011892

LD08FLG5 - V1.0

TRANSACTION HISTORY PRINT

Page 3
Time 9:49 AM
Date 25 MAY 11

9038 GROWTH TRUST

Valuation currency: UK STERLING

B13XVF4 ALLIED GOLD LTD NPV

From 23 MAY 11 To Latest

Current Holding 18,230,792

Deal values

<----Current Book Costs----		
Base GBP	Valuation GBP	Security GBP
5,652,254.85	5,652,254.85	5,652,254.85

Date	Nominal	Resultant Nominal	Price	Broker	Cost/ Proceeds	Book Cost	Resultant Book Cost	Profit /Loss	Accrued	Ref.
23 MAY 11 PURCHASE	1,803,405	4,085,276	GBP.3125	CSFB	564,973.97	564,973.97	1,251,247.67			3010720
24 MAY 11 PURCHASE	6,946,667	11,031,943	GBP.31	CSFB	2,158,851.44	2,158,851.44	3,410,099.11			3012190
24 MAY 11 PURCHASE	1,968,057	13,000,000	GBP.3125	ORIEL	616,555.35	616,555.35	4,026,654.46			3012146
24 MAY 11 PURCHASE	5,230,792	18,230,792	GBP.31	CSFB	1,625,600.39	1,625,600.39	5,652,254.85			3012206

APPENDIX C

FUND		NOMINAL	REGISTRATION
		793 Disclosure for ALLIED GOLD LTD NPV (B13XVF4) At C.O.B 24 MAY 11	
	1909	4,988,721	HSBC BANK PLC A/c 887711
	2260	150,000	HSBC BANK PLC A/c 363605
	3014	3,000,000	HSBC BANK PLC A/c 978777
	3163	12,399,469	HSBC BANK PLC A/c 667656
	4586	21,974,390	STATE STREET BANK AND TRUST CO. A/c XC7P
	8093	2,274,728	NORTHERN TRUST COMPANY, THE A/c BTO223
	9013	400,000	NORTHERN TRUST COMPANY, THE A/c LGR01
	9038	18,230,792	NORTHERN TRUST COMPANY, THE A/c LGU01
	9459	22,890,768	NORTHERN TRUST COMPANY, THE A/c LUA01
TOTAL		86,308,868	

L&G	20,538,190.00	1.714%	
LGIM	62,059,750.00	5.178%	
UTM	41,521,560.00	3.464%	
Share Cap	1,198,537,554.00		
UKSC Hedge fund position	1,415,000.00	63,474,750.00	5.296%